Filed by Alberto-Culver Company

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Sally Holdings, Inc.

(Commission File No. 1-5050)

The following was made available to employees of the Sally Beauty and Beauty Systems Group Family of Companies.

January 10, 2006

TO:	EMPLOYEES OF THE SALLY BEAUTY AND BEAUTY SYSTEM GROUP FAMILY OF COMPANIES

FROM:	GARY WINTERHALTER

Today marks one of the most significant days in the history of our business. We are announcing that the Sally Beauty and Beauty Systems Group family of companies will be separating from Alberto-Culver Company and merging with Regis Corporation. Alberto-Culver Company will go forward without us as an independent company focused on consumer products. The Boards of both companies have approved this transaction. The transaction is now subject to the approval of the shareholders of each company and certain other necessary approvals. We expect everything will be favorably completed by late spring or early summer at which time the proper steps will be taken to close the transaction.

What is going to happen:

Regis Corporation is a global powerhouse in the salon industry, operating almost 11,000 salons under familiar names such as SuperCuts, MasterCuts, Jean Louis David and Trade Secret. Regis also operates hair restoration centers and beauty schools. The Sally and BSG companies are, as a group, the largest distributors of professional beauty supplies in the world. Combined, this enlarged professional beauty company, which will operate under the Regis name, will have sales of approximately $4.5 billion, a leadership position in its categories and a number of opportunities for global growth.

Howard Bernick will become non-executive Chairman of the Regis Board of Directors. Paul Finkelstein, who currently heads Regis, will continue as its Chief Executive Officer. Gary Winterhalter will continue as President of Sally and BSG family of companies and will report to Paul Finkelstein. Mr. Renzulli will continue to share his knowledge and insights into this industry as a consultant to the new company. Carol Bernick will continue as the Chairman of the Alberto-Culver Board of Directors and Jim Marino will become President and Chief Executive Officer of Alberto-Culver Company.

A public news release on the transaction has been issued, but the above summarizes key points.

It is important for you to understand the “why” of this transaction as well.

Through the 1990’s the Sally and BSG families of companies were rapidly growing as was Alberto-Culver’s Consumer Products Division (a division separate and apart from Sally/BSG). Initially, it was relatively easy to operate the different lines of business (distribution in the case of Sally/BSG, and product design and manufacturing in the case of Consumer Products) independently, each on its own success track. However, as each grew, conflicts between Sally/BSG’s suppliers and Consumer Products’ competitors developed. As we developed the long-term strategic plans for the two businesses, it appeared going forward, these conflicts would continue to increase and make successful operation of the two lines of business under one corporate roof increasingly difficult. As a result, management recommended to the Alberto-Culver Board that we explore ways to separate the businesses. In the course of that exploration, the Regis opportunity arose.

Of course, the key question in your mind must be “What does this mean to me?”

The answer to that will be “BUSINESS AS USUAL.”

You will still be an employee of the same company that employed you the day before the transaction became effective. Our key mission continues to be to succeed at what we know best and to continue to solidify our position in the minds of our suppliers and customers. We anticipate this transaction will improve relationships with suppliers who were concerned about Alberto-Culver’s competitive posture.

We will continue to have various reporting obligations to the government and the investment community. As an entity, there will be scrutiny on the results of our business. That means our push for excellence remains unrelenting.

Attached to this letter we have included a list of answers to questions, which we expect will be in your - and your families’ - minds. As you forward questions to us through your supervisors, we will continue to update this list. Clear communication throughout this transaction will be key and we will use regular meetings, emails and postings to be sure your questions are answered. In addition, we will establish a toll-free number to call and leave questions.

Our true strength has always been our people. We need your help as in the past in aggressively pursuing efficiencies and challenging every obstacle that stands in our way.

We look forward to the challenges and the outstanding opportunities that lie ahead.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alberto-Culver and Regis, including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Alberto-Culver’s and Regis’ management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the failure of Alberto-Culver and Regis shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competition within the relevant product markets; risks inherent in acquisitions and strategic alliances; loss of one or more key employees; loss of distribution rights; sales by unauthorized distributors in exclusive markets; the effects of a prolonged United States or global economic downturn or recession; changes in costs; the costs and effects of unanticipated legal or administrative proceedings; health epidemics; adverse weather conditions; and variations in political, economic or other factors such as currency exchange rates, inflation rates and interest rates, and events outside the control of Alberto-Culver or Regis that negatively affect the intended tax free nature of the transaction. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Alberto-Culver’s and Regis’ results to differ materially from those described in the forward-looking statements can be found in the 2005 Annual Reports on Forms 10-K of Alberto-Culver and Regis filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Additional Information

This communication is not a solicitation of a proxy from any security holder of Alberto-Culver or Regis and Alberto-Culver and Regis will be filing with the Securities and Exchange Commission a joint proxy statement/prospectus to be mailed to security holders and other relevant documents concerning the planned transaction involving Alberto-Culver and Regis. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov. In addition, documents filed with the SEC by Alberto-Culver will be available free of charge by contacting Alberto-Culver, Investor Relations at 708-450-3145. Documents filed with the SEC by Regis Corporation will be available free of charge by contacting Investor Relations and Investment Benefits, at 952-947-7000.

Interests of Certain Persons

The directors and executive officers of Alberto-Culver and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction proposal. Information regarding Alberto-Culver’s directors and executive officers is available in its proxy statement filed with the SEC by Alberto-Culver on December 13, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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